Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-2868) on Form S-8 of Mobile Mini, Inc. Profit Sharing Plan and Trust of our report dated August 2, 2021, with respect to the statements of net assets available for benefits of Mobile Mini, Inc. Profit Sharing Plan and Trust as of February 2, 2021 and December 31, 2020 and the related statement of changes in net assets available for benefits for the period ended February 2, 2021, which report appears in the February 2, 2021 annual report on Form 11-K of Mobile Mini Inc. Profit Sharing Plan and Trust.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona
August 2, 2021